UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November  2023

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Tuniu Announces Unaudited Third Quarter 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: November 21, 2023